DEXIA
Group

04010118

The Secretary-General

SEC MAIL PROCESSING
RECEIVED
FEB 23 2004
WASH. D.C. 181 SECTION

Securities and Exchange Commission
Division of Corporation Finance
~~Room 8094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington, D.C. 20549
U.S.A.

February 5th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

SUPPL

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Dear Sir or Madam

We send you enclosed the English version of the press release according to the business review 2003 of Dexia SA as well as an explanatory letter of Mr. P. Richard, Managing Director of Dexia SA.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 2/26

Brussels, Paris, February 5, 2004

Commercial performance of Dexia has been very satisfactory in 2003, after a difficult year 2002 for the whole financial industry, and during which our group nevertheless achieved strong business in Public Finance. This confirms that our business portfolio constitutes a solid base for future earnings, and allows us to be confident for our future, year after year.

In Public Finance, Dexia first business line, 2003 has been a record year. With new long term business of EUR 34.3 billion, activity was up 13.0% in one single year - +19.8% at constant rate of exchange. Strong progressions took place everywhere Dexia operates, both in its historic domestic markets (France and Belgium) and in those countries where Dexia is more recent. This excellent performance has contributed to increase our volumes outstanding of long term financing by 6.7% -and 9.8% at constant rate of exchange. Concerning FSA our American subsidiary, activity in 2003, with US $ 895 Million of gross PV premiums, has exceeded 2002, which was itself a record year. Gross par insured in 2003 amounted to US$ 80.8 billion, down from 2002, but the decrease is attributable to a stricter underwriting policy in the ABS market. Conversely, in the municipal sector, the increase of new business was strong, both in the US (+6.3%) and outside the US (+7.6%). These very good numbers are satisfactory on other grounds: they reflect the reality of synergies within the group, particularly between Dexia and FSA, and also the increasingly important role of Dexia Finance; besides they are satisfying by nature, as the facilities put in place concern largely essential infrastructure projects, in which Dexia deploys all its in house expertise, and fully plays its generally acknowledged role of the bank of sustainable development.

In the Personal sector market, better business environment started to be felt from the second quarter, despite a low interest rate environment, and a still very inactive behaviour on the part of the clientele, particularly in the Benelux where Dexia mostly operates in this area. This improved environment, but not yet optimal, has somewhat benefited to our Retail Financial Services business, and to our Investment Financial Services, where progressions took place in

PRESS RELEASE

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
5/2/2004 8 PAGES

«MEDIA»
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Dexia Group – Business Review 2003

- **Record Year in Public Finance**
- **Recovery in Retail Financial Services**
- **Decline in Private Banking assets, mainly in Luxembourg; good commercial performances in Asset Management and Fund Administration**

	Annual growth rate	
Public/Project Finance and Credit Enhancement		
Long-term outstandings:	+ 6.7%	(+9.8% at constant rate of exchange)
New long-term lending*:	+ 13.0%	(+19.8% at constant rate of exchange)
FSA gross Present Value originations (USD):	+ 1.5%	
Retail Financial Services		
Outstanding Customer Assets:	+ 4.8%	
Outstanding loans:	+ 4.4%	
Insurance premiums:	+ 34.7%	
Investment Management Services		
Private Banking Customer Assets**:	- 8.9%	(- 9.5% excluding market effect)
Assets under management**:	+ 10.6%	(+ 6.3% excluding market effect)
Assets under custody:	+ 5.3%	

* Excluding Germany and affiliates ** Excluding Dexia Nederland Holding

The Board of Directors of Dexia met on Thursday, 5 February 2004 and reviewed the business report.

1. Public/Project Finance and Credit Enhancement

Long-term financing originations[1] reached EUR 34.3 billion for the full year 2003, up 13.0% compared to 2002. (up 19.8% at constant rate of exchange[2]). This increase took place in almost all markets where Dexia operates. The activity was particularly strong in France, Italy and America where the increase was 12.8% (the decrease of 6.1% shown in the table below is due to evolution of the Euro/Dollar parity). The Fourth Quarter was exceptional both in France and Italy, with originations of EUR 4.4 billion and EUR 4.9 billion respectively.

Long-term production

EUR billion	New long-term lending in 2002	New long-term lending in 2003	Variation
France	**7.14**	**8.69**	**+ 21.7%**
Belgium	**4.39**	**4.75**	**+ 8.2%**
America	**10.15**	**9.54**	**- 6.1%**
Italy	**5.50**	**6.97**	**+ 26.7%**
Spain	**1.13**	**1.21**	**+ 6.4%**
Great-Britain	**0.43**	**1.33**	**x 3.1**
Sweden	**0.85**	**0.50**	**- 41.6%**
Israel	**0.09**	**0.10**	**+ 15.6%**
Slovakia	**0.15**	**0.20**	**+ 30.9%**
Head office*	**0.53**	**1.04**	**+ 97.4%**
Total[1]	**30.4**	**34.3**	**+ 13.0%**

*For other countries where Dexia has no local offices

In **France**, the long-term financing originations in 2003 amounted to EUR 8.7 billion, of which EUR 8.0 billion was solely for the local public sector. This progression is due to the revival in the local authorities market, particularly the cities that have resumed their investments (after a quiet period in the beginning of the mandate) and the very big local authorities. Dexia maintained its market share (42%) in a context of strong competition, and won key tenders. It should also be noted that there was very strong progress in originations to the other local actors such as social housing and hospitals.

In **Belgium**, production reached EUR 4.8 billion in 2003, up 8.2% compared to 2002. This rise is even more significant looking at the local public sector (EUR 2.6 billion, up 12.9%). It stems from the resumption of local investments, in accordance with the electoral cycle. Dexia market share was 84%.

In **America**, production reached USD 10.9 billion in 2003 (EUR 9.5 billion), a rise of 12.8% compared to 2002. This has mostly taken place in the municipal business, with USD 10.5 billion (+14.9% compared to 2002). Dexia New-York benefited from a growing market, in an environment of low interest rates favorable to refinancing. Synergies with FSA have actively continued in 2003, with 37 joint transactions, totalling USD 4.3 billion. The activity in Project Finance has slowed down and has posted a 25.1% fall. In a context of cautiousness regarding the thermic electricity sector, business was focused in the transportation and wind energy sectors. Dexia's involvement towards sustainable development resulted in it being awarded the "Renewables Arranger of The Year" by the Infrastructure Journal magazine.

In **Italy**, activity reached a record level in 2003. Production was almost EUR 7.0 billion, a rise of 26,7% compared to 2002. This rise can be attributed entirely to the very good performance in the local public

[1] Excluding Germany and affiliates (mainly Kommunalkredit Austria)
[2] The exchange rate used for the comparison at constant rate of exchange is the month-end average rate currency/Euro for the origination and the spot rate for the outstanding

sector, where originations amounted to EUR 6.5 billion, up 37.0% compared to 2002, which was already a high reference. Dexia Crediop has strengthened its presence with major clients, accompanying the desintermediation process begun in 2002, which continued and even developed in 2003 (six mandates out of the nine principal transactions were won by Dexia). The Italian subsidiary of the Group has also taken advantage of the trend in securitizing local public sector outstandings. For instance, Dexia Crediop was joint lead arranger of the most important transaction, consisting in securitizing assets of the public health sector. Besides, Dexia Crediop was also an important partner of the Italian Treasury Department in its securitization program.

In **Spain**, the production of Dexia Sabadell Banco Local amounted to EUR 1.2 billion, of which EUR 1.0 billion came from the local public sector. This rise of 2.7% compared to 2002 is outstanding taking into account that the electoral context (many elections) was not favorable to the activity in the public sector. In Project Finance, the Spanish subsidiary of the Group has concluded several transactions in the transportation (joint arranger and financier of Barcelona underground extensions) and wind energy sectors.

In **Great Britain**, originations totalled EUR 1.3 billion. A little more than half of this is attributable to the local public sector. After a difficult year in 2002, 2003 was much better thanks to the marketing of a new product. This allowed the Group to find a niche in a market dominated by the Public Works Loan Board, a public institution. Regarding Project Finance, the very good result (origination amounted to EUR 645 million, up 80.6%) stems from the completion of very large transactions in the public transportation sector (renovation and maintenance of the London underground) and a sustained activity in PFI (Private Finance Initiatives), primarily the financing of hospitals and universities.

For the activities carried out directly from **Head Office**, it should be noted that many transactions took place with Dexia as arranger. One of these was the private finance initiative for the wastewater treatment plant of the Hague for a consortium lead by Veolia Environement.

All in all, these very good results contributed to the rise in outstandings. ***Long-term outstandings*** (including Germany) amounted to EUR 177.2 billion, up 6.7% over the last 12 months (of which EUR 161,7 billion in the local public sector, up +6.5% over the last 12 months). Excluding exchange effects[2], the rise would have been +9.8% over the year. It should be noted that the Group achieved a significant progression in outstandings in Italy and America (despite an unfavourable exchange effect), now representing respectively 14% and 13,6% of total long-term outstandings in this business line.

Long-Term outstandings

EUR billion	Long-term outstandings 31/12/2002	Long-term outstandings 31/12/2003	Variation
France	**53.6**	**55.3**	**+ 3.0%**
Belgium	**27.1**	**28.3**	**+ 4.5%**
America	**21.1**	**24.1**	**+ 13.7%**
Italy	**20.2**	**24.8**	**+ 22.7%**
Spain	**2.9**	**3.9**	**+ 31.7%**
Great Britain	**2.8**	**3.6**	**+ 29.4%**
Sweden	**3.1**	**3.2**	**+ 3.2%**
Israel	**0.3**	**0.3**	**+ 5.2%**
Slovakia	**0.3**	**0.4**	**+ 30.3%**
Head Office	**3.3**	**3.6**	**+ 11.5%**
Germany	**31.3**	**29.8**	**- 4.9%**
Total	**166.1**	**177.2**	**+ 6.7%**

Debt management actively continued to be particularly dynamic in 2003 in the historic markets of the Group, France and Belgium. Indeed, many transactions have been implemented in France, totalling more than EUR 7.3 billion. In Belgium, the active debt management applied to EUR 5.4 billion outstandings (+85% compared to 2002). This activity has also continued to be dynamic in Italy and has started to develop in other markets, notably Spain and Germany.

Short-term loans amounted to EUR 17.3 billion as of 31 December 2003, the outstanding being mainly split between France and Belgium. In France, the activity has slowed down following the decision of the French State to modify procedures on short-term facilities. ***Deposits and assets under management*** of the business line's customers have continued to increase and reached EUR 19.9 billion by the end of 2003, up 17.2% compared to the end of 2002. This progression applies to Dexia's three main markets: France, Belgium and Italy.

Finally, ***insurance services*** (excluding FSA) have also continued to grow. These activities cater primarily to local authority employees and also to institutional customers in Belgium and in France. These include brokerage activities, conducted mainly by Dexia Sofaxis (premiums were EUR 297.5 million in 2003, up 14.9% compared to 2002). In Belgium, premiums totalled EUR 163.4 million (up 32.2% compared to 2002), of which EUR 114.9 for life insurance products. In France, the marketing of life insurance products has experienced an encouraging first year, with EUR 120 million collected.

Regarding ***FSA*** (Financial Security Assurance), the activity in 2003 exceeded the record 2002 level[3]. Gross Present Value premiums reached USD 894.6 million, up 1.5% compared to 2002. USD 612.5 million of this total was for the Municipal sector (up 12.4% compared to 2002). The market in the United States was supported by a strong borrowing demand from the local sector and the high level of refinancing in a context of low interest rates. It should be noted that the activity has slowed down in the Fourth Quarter. Regarding International business, FSA has guaranteed several important Project Finance transactions, including PFIs (Private Finance Initiatives) in Great Britain in the transportation and health sectors. As far as Asset-Backed Securities (ABS) are concerned, gross present value premiums posted a fall of 12.2% (gross present value premiums amounted to USD 238.0 million). This is due to the fact that FSA has strengthened its underwriting criteria. As of 31 December 2003, the net par outstanding insured was USD 294.4 billion (+10.8% compared to end of December 2002), of which USD 170.9 relate to the Municipal sector.

FSA origination

USD million	Origination in Q4 2002	Origination in Q4 2003	Variation	Origination in 2002	Origination in 2003	Variation
Gross PV premiums	**255.7**	**202.6**	**- 20.8%**	**881.8**	**894.6**	**+ 1.5%**
Municipal	**191.5**	**139.0**	**- 27.4%**	**545.1**	**612.5**	**+ 12.4%**
US Municipal	***167.1***	***114.5***	***- 31.5%***	***420.7***	***483.1***	***+ 14.8%***
International Municipal	***24.4***	***24.5***	***+ 0.4%***	***124.4***	***129.4***	***+ 4.0%***
Asset-Backed Securities	**56.2**	**50.9**	**- 9.4%**	**271.0**	**238.0**	**- 12.2%**
US Asset Backed Securities	***41.5***	***39.4***	***- 5.1%***	***196.1***	***177.6***	***- 9.4%***
International ABS	***14.7***	***11.5***	***-21.8%***	***74.9***	***60.4***	***- 19.4%***
Investment Products	**8.0**	**12.7**	**+ 58.8%**	**65.7**	**44.1**	**- 32.9%**
Gross par insured	**23,160**	**16,612**	**- 28.3%**	**107,054**	**80,766**	**- 24.6%**
Municipal	**15,170**	**11,236**	**- 25.9%**	**53,973**	**57,392**	**+ 6.3%**
US Municipal	***14,610***	***10,702***	***- 26.8%***	***51,622***	***54,863***	***+ 6.3%***
International Municipal	***560***	***535***	***- 4.4%***	***2,351***	***2,529***	***+ 7.6%***
Asset-Backed Securities	**7,990**	**5,376**	**- 32.7%**	**53,081**	**23,374**	**- 56.0%**
US Asset Backed Securities	***4,873***	***3,811***	***- 21.8%***	***35,677***	***15,639***	***- 56.2%***
International ABS	***3,117***	***1,565***	***- 49.8%***	***17,403***	***7,735***	***- 55.6%***

[3] For more details, see press release dated 5 February 2003, available on FSA website www.fsa.com

2. Retail Financial Services

These services are mainly carried out in Belgium and Luxembourg, where Dexia holds a large market position. Interest rates were low throughout 2003, but long-term interest rates started to rise in the latter part of the year, whilst short-term interest rates kept on decreasing. Financial markets recovered markedly after several quarters of decline. Despite this recovery, investors continued to be cautious, giving their preference to products with guarantees on capital and yield.

At year-end 2003, ***customer assets*** were 4.8% ahead on the prior year, at EUR 82.5 billion. Principal trends were as follows:

- A strong increase in saving deposits (+16.0%), reaching EUR 25.0 billion at year-end; a campaign offering higher yield was conducted in the first part of the year. During the first nine months, Dexia managed to hold onto its market share, despite a fierce competition in Belgium for this type of product

- A slight decrease of other deposits (-1.4% over 12 months), combining an increase of sight deposits (+1.2%, at EUR 5.2 billion) and a drop of 4.3% in term deposits (EUR 4.1 billion)

- A continued reduction of outstanding saving bonds (-14.3% at EUR 14.6 billion). This trend, which corresponds to the Group's willingness to favor savings accounts, was curbed towards the end of the year by the rise of interest rates.

- An increase in mutual funds, due mainly to market valuation of the underlying assets: at 31 December 2003, volumes were up 8.6% on the prior year (+2.3% without market effect). After nine months of a relatively modest inflow, the last quarter brought substantial amounts of new money.

Customer assets (at quarter-end)

EUR billion	Dec. 02	March 03	June 03	Sept. 03	Dec. 03	Evol. Dec. 03 / Sept. 03	Evol. Dec. 03 / Dec. 02
Deposits	**30.9**	**32.3**	**33.5**	**33.8**	**34.3**	**+ 1.2%**	**+ 10.7%**
Saving deposits	***21.5***	***22.6***	***23.4***	***23.8***	***25.0***	***+ 4.7%***	***+ 16.0%***
Other deposits	***9.5***	***9.7***	***10.1***	***10.0***	***9.3***	***- 6.9%***	***- 1.4%***
Saving bonds	**17.0**	**16.4**	**15.8**	**15.2**	**14.6**	**- 4.2%**	**- 14.3%**
Dexia Euro bonds	**7.5**	**7.6**	**7.4**	**7.4**	**7.4**	**- 0.7%**	**- 1.6%**
Cooperator's shares	**1.2**	**1.2**	**1.2**	**1.2**	**1.2**	**- 0.3%**	**+ 0.8%**
Mutual funds	**16.3**	**15.5**	**16.5**	**16.8**	**17.7**	**+ 5.3%**	**+ 8.6%**
Life insurance	**5.8**	**5.9**	**6.6**	**6.9**	**7.4**	**+ 6.2%**	**+ 26.9%**
Total customer assets	**78.7**	**79.0**	**81.1**	**81.4**	**82.5**	**+ 1.3%**	**+ 4.8%**

Concerning ***insurance activities***, mathematical reserves on life policies were up 26% (following a stable 2002 compared to the previous year). This increase is explained both by better capital markets and good commercial performances in 2003.

Premiums received on all categories of policies sold to retail customers reached EUR 2,200 million in 2003, up 34.7% on 2002. This strong increase stems mainly from the good performance of guaranteed yield products (Branch 21), which continue to enjoy customer preference. New business in this area however slowed in the Second Half of the year, as the guaranteed yield was reduced from 3.25% to

2.75%. Unit linked policies were in lower demand because of client-perceived uncertainties in the financial markets. In non-life, new premiums reached EUR 317 million, up 11.8% on 12 months. Noticeable is the growing part of products issued and managed by the Group (Dexia insurance).

Earned insurance premiums

EUR million	2002	2003	Variation (%)
Life	**1,350**	**1,883**	**+ 39.5%**
Branch 21	***531***	***1,339***	***x 2.5***
Branch 23	***819***	***544***	***- 33.6%***
Non life	**283**	**317**	**+ 11.8%**
Total	**1,633**	**2,200**	**+ 34.7%**

At 31 December 2003, ***loans to retail customers*** reached EUR 23.3 billion, up 4.4% on the prior year, and 1.0% on three months. This increase stems mainly from a sustained mortgage market, fuelled by low interest rates. Mortgage volumes were up 5.5% over 12 months and 1.7% over the last 3 months of the year, and stood at EUR 14.2 billion at year-end. On the other hand, consumer loans declined 3.4%. Loans to small companies and the self-employed continued to grow throughout the year (+4.7% over 12 months and +0.7% over the last quarter).

Customer loans (quarter-end)

EUR billion	Dec. 02	March 03	June 03	Sept. 03	Dec. 03	Evol. Dec. 03 / Sept. 03	Evol. Dec. 03 / Dec. 02
Loans to individual Customers	**15.6**	**15.7**	**15.9**	**16.1**	**16.3**	***+1.1%***	***+4.3%***
Mortgage loans	***13.4***	***13.6***	***13.8***	***13.9***	***14.2***	***+1.7%***	***+5.5%***
Consumer loans	***2.2***	***2.2***	***2.1***	***2.2***	***2.1***	***-3.2%***	***-3.4%***
Loans to SME's and self-employed	**6.7**	**6.6**	**6.9**	**7.0**	**7.0**	***+0.7%***	***+4.7%***
Total	**22.3**	**22.4**	**22.7**	**23.1**	**23.3**	***+1.0%***	***+4.4%***

3. Investment Management Services

After a very difficult First Quarter, marked by a bad market environment, the latter part of the year has confirmed the recovery signs shown in the Second and Third Quarters. This is true of both Asset Management and Fund Administration (despite the termination of an important mandate in the Fourth Quarter). Private Banking activities however have not started to recover. In the following analysis, the activities of Dexia Nederland Holding (Dexia Bank Nederland and Kempen&Co) are treated separately.

Private Banking customer assets amounted to EUR 28.0 billion as of 31 December 2003, down 8.9% on one year earlier. This decline stems mainly from an outflow in Luxembourg, particularly in the Fourth Quarter, representing EUR 1.3 billion of assets, of which EUR 1.1 billion have no mandate, less lucrative for the bank. Luxembourg represents approximately three quarters of the Group's total private banking assets. Dexia is active in other countries, primarily Switzerland (9% of total assets), Belgium (8%) and France (7%). The portion of assets managed with a discretionary mandate represents 19% of total assets, those with an advisory mandate 40% and those with no mandate 41%. It should be added that this amount of EUR 28.0 million does not include the assets managed by Banco Popular Privada, the private banking joint venture between Banco Popular and Dexia (which holds 40% of it) in Spain.

This joint venture totalled EUR 1.6 billion assets at year-end 2003, 18 months after its creation.

• Assets as of 31/12/2002	EUR 30.8 billion
• Net inflow Nine months 2003	EUR - 1.6 billion
• Market effect Nine months 2003	EUR + 0.2 billion
• Assets as of 30/09/2003	EUR 29,3 billion
• Net inflow Fourth Quarter 2003	EUR - 1.3 billion
• Market effect Fourth Quarter 2003	EUR -
• **Assets as of 31/12/2003**	**EUR 28.0 billion**

Assets under management reached EUR 76.8 billion at year-end, up 10.6% (EUR +7.4 billion) on one year earlier. This evolution is the result of both a positive market effect (EUR +3.0 billion) and an organic growth, primarily to institutional clients either with mandates (EUR +2.8 billion) or with mutual funds exclusively dedicated to this clientele and distributed directly by Dexia AM or in other Group's networks. As of 31 December 2003, assets under management to institutional clients approximately amounted to EUR 24.8 billion (EUR 15.1 billion of mandates and EUR 9.7 billion of mutual funds).

• Assets under management as of 31/12/2002	EUR 69.4 billion
• Net inflow Nine months 2003	EUR + 3.7 billion
• Market effect Nine months 2003	EUR + 1.8 billion
• Assets under management as of 30/09/2003	EUR 74.9 billion
• Net inflow Fourth Quarter 2003	EUR + 0.7 billion
• Market effect Fourth Quarter 2003	EUR + 1.2 billion
• **Assets under management as of 31/12/2003**	**EUR 76.8 billion**

Productivity ratios have continued to improve for Dexia AM, the main Asset Management entity of the group. Costs in 2003 represented 13 basis points of assets under management, against 14 basis points in 2002 and 17 basis points in 2001. This is the result of the reorganization Dexia AM started in 2001 (and finished in 2002). This reorganization consisted in gathering and rationalizing production centers. This productivity ratio compares favorably to the sector average (17 basis points for European institutions and 20 basis points for US institutions[4]). Fund performances remained very and are also in good position vis-à-vis the sector average (52% of funds are in the first two quartiles of league tables[5]).

Activity remained very good in ***Fund Administration***. Total ***assets under custody*** amounted to EUR 153.7 billion at year-end 2003, up 5.3% on one year earlier. Dexia Fund Services has won many mandates throughout the year 2003 including Robeco and CMI. Outstandings have fallen however compared to end of September 2003 (-7,6%) because of a non-renewal of an important mandate in the Netherlands. It should be noted that the activity in the Netherlands coming from the former Bank Labouchere has been integrated since the Third Quarter 2003 into Dexia Fund Services, totalling assets under custody of EUR 15.0 billion as of end of December 2003. The activity of Dexia Fund Services is now oriented primarily towards third-party funds (Dexia funds representing only 40% of the total funds under management). Assets under custody are located principally in Luxembourg (57%), in Ireland (8%), France (7%), Belgium (13%) and the Netherlands (10%). This activity has also developed in other European countries such as Italy, where Dexia Fund Services Italia has signed a mandate to administer the funds of Gestielle (Banco Popolare di Verona e Novara) from 1 January 2004; the total amount of this mandate is EUR 16.0 billion. The ***Central administration*** activity has experienced a growth of 5.0%

[4] Source BCG, 2002
[5] Source Standard & Poor's Fund Services

in terms of net asset valuations to be calculated. The ***transfer agent*** activity also improved, the number of transactions (subscriptions/repurchase) rose 2.6% over the year. The Fourth Quarter has shown a significant rebound with the improved financial markets (EUR 1.62 million of transactions in the Fourth Quarter against 1.37 million in the Third Quarter of the same year).

Regarding the ***activities in the Netherlands*** (Dexia Bank Nederland and Kempen&Co), private banking assets were EUR 2.1 billion at year-end 2003, stable compared on 12 months earlier. A positive market effect has compensated for slight outflow. Assets under management amounted to EUR 4.8 billion, up 9.2% compared to 31 December 2002. This progression is the result of a positive market effect. Finally, in ***share-leasing*** activities, outstanding loans were EUR 3.3 billion at the end of 2003, falling significantly (-21.8%) from the level at the end of December 2002 (EUR 4.2 billion).